UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

November 19, 2019

We hereby inform as a Relevant Information Communication that today Graña y Montero S.A.A. has been notified that Graña y Montero Petrolera S.A. (hereinafter, "GMP"), acting on behalf of Terminales del Peru, a consortium formed by GMP and Oiltanking Peru S.A.C., has obtained on November 15, 2019 a financing from Banco de Credito del Peru for a maximum amount of up to US$ 23'000,000.00.

The financing will be disbursed in two tranches; the first tranche will be repaid within nine years and the second tranche within seven years. In addition, the fulfillment of obligations arising from the financing is guaranteed by a cash flow trust.

The funds from the aforementioned financing will be used to continue financing additional investments to be made by Terminales del Peru during 2019 and 2023 within the framework of the Operating Contracts for Terminales del Norte y Centro signed with Petroleos del Peru S.A.

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: November 19, 2019